UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT OF INTEREST ON CAPITAL

DELIBERATED ON DECEMBER 12th, 2024

In continuity to the Notice to Shareholders of December 12th, 2024, published in the edition of December 13th, 2024, of the newspaper Valor Econômico, Telefônica Brasil S.A. ("Company") announces to its shareholders that, due to the acquisitions of shares of its own issue under the Company’s Share Buyback Program, the amount per share for the Interest on Capital declared by the Board of Directors on December 12th, 2024, is now changed as follows:

From:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	12/12/2024	12/26/2024	0.73590705608	0.11038605841	0.62552099767

To:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	12/12/2024	12/26/2024	0.73769769041	0.11065465356	0.62704303685

The Interest on Capital will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 26th, 2024. After this date, the shares will trade as “ex-interest”. The Interest on Capital will be paid by April 30th, 2025, and the Company’s Executive Board is responsible for setting the exact date.

São Paulo, December 26th, 2024.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 26, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director